QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

Form of Proxy

. This Form of Proxy is solicited by and on behalf of Management of Suncor Energy Inc. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management of Suncor Energy Inc. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Annual Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. In order for this proxy to be effective, it must be validly signed and submitted so that it is received by Suncor Energy Inc. not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Annual Meeting or any adjournment or postponement thereof. 9. This proxy should be read in conjunction with the Notice of Annual Meeting, the Notice of Availability of Proxy Materials and the Management Proxy Circular of Suncor Energy Inc. dated February 24, 2021. Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on Friday, April 30, 2021. 01P25A Fold Form of Proxy - Annual Meeting of Suncor Energy Inc. to be held on May 4, 2021 Fold

Appointment of Proxyholder

I/We, being holder(s) of Suncor Energy Inc. hereby appoint: Michael M. Wilson, or failing him, Mark S. Little

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to https://www.computershare.com/SuncorEnergy and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders of **Suncor Energy Inc.** to be held virtually at https://web.lumiagm.com/400990259 on May 4, 2021 at 10:30 AM (Mountain Daylight Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors - The election of the following nominees as directors of Suncor Energy Inc. until the close of the next annual general meeting.

	For	Withhold		**For**	Withhold		**For**	Withhold
01. Patricia M. Bedient	☐	☐	02. John D. Gass	☐	☐	03. Russell K. Girling	☐	☐
04. Jean Paul Gladu	☐	☐	05. Dennis M. Houston	☐	☐	06. Mark S. Little	☐	☐
07. Brian P. MacDonald	☐	☐	08. Maureen McCaw	☐	☐	09. Lorraine Mitchelmore	☐	☐
10. Eira M. Thomas	☐	☐	11. Michael M. Wilson	☐	☐			

Fold

	For	Withhold
2. Appointment of Auditors – Appointment of **KPMG LLP** as auditor of Suncor Energy Inc. for the ensuing year.	☐	☐

	For	Against
3. Increase in Common Shares Reserved for Issuance under the Suncor Energy Inc. Stock Option Plan – To consider and, if deemed fit, approve an amendment to the Suncor Energy Inc. Stock Option Plan to increase the number of common shares reserved for issuance thereunder by 15,000,000 common shares.	☐	☐

	For	Against
4. Advisory Resolution on Executive Compensation – To consider and, if deemed fit, approve an advisory resolution on Suncor's approach to executive compensation disclosed in the Management Proxy Circular of Suncor Energy Inc. dated February 24, 2021.	☐	☐

Fold

To vote in the proxy holder's discretion on any amendments or variations to the matters identified above or such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

SUNQ 311896

01P26A

QuickLinks

  EXHIBIT 99.2
Form of Proxy